August 13, 2019

Via Telecopier and EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Michael Coco, Esq. Division of International Corporate Finance

Re:	9F Inc. Registration Statement on Form F-6 (Registration No.: 333-233151)

Dear Mr. Coco:

Citibank N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the Form of Deposit Agreement, by and among the Depositary, 9F Inc., an exempted company limited by shares incorporated in the Cayman Islands (the “Company”), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder representing Class A ordinary shares, par value US$0.00001 per share, of the Company, hereby requests that the effectiveness of Registration Statement on Form F-6 (Registration No.: 333-233151) be accelerated to coincide with the accelerated effectiveness of the Company’s Registration Statement on Form F-1, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 to the Registration Statement on From F-1 (Registration No.: 333-232802).

Please call me at (212) 816-7397 if you have any questions.

Very truly yours,

CITIBANK, N.A.

By:	/s/ Leslie A. Deluca
Name:	Leslie A. Deluca
Title:	Attorney-in-Fact

cc:	Herman H. Raspé, Esq. (Patterson, Belknap, Webb & Tyler LLP) Jean-Claude Lanza, Esq. (Patterson Belknap Webb & Tyler LLP)